Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PhiLLIPS EDISON – ARC sHOPPING cENTER reit INC.
SUPPLEMENT NO. 15 DATED JUNE 6, 2013
TO THE PROSPECTUS DATED October 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 13 dated April 16, 2013 and Supplement No. 14 dated May 10, 2013. Unless otherwise defined in this Supplement No. 15, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the acquisition of Sunset Center;

•	the execution of an agreement to acquire a shopping center located in Austin, Texas;

•	the resignation of Richard J. Smith as our Chief Financial Officer, Secretary and Treasurer;

•	the appointment of Devin I. Murphy as our Chief Financial Officer, Secretary and Treasurer;

•	updates to the Market Opportunity section of this prospectus; and

•	updates to our Plan of Distribution.

Property Acquisition

On May 31, 2013, we, through a wholly-owned subsidiary, purchased a shopping center containing 164,797 rentable square feet and located on approximately 12.9 acres of land in Corvallis, Oregon (“Sunset Center”), for approximately $24.9 million, exclusive of closing costs. A portion of the purchase price consisted of the assumption of a $17.9 million mortgage loan. We funded the remainder of the purchase price with proceeds from this offering. Sunset Center was purchased from Suncor Partners, LLC, a Delaware limited liability company, which is not affiliated with us.

Sunset Center is approximately 93.8% leased to 22 tenants, including a Safeway grocery store that occupies approximately 33.4% of the total rentable square feet. Based on the current condition of Sunset Center, we do not believe that it will be necessary to make significant renovations to the property. Our management believes that Sunset Center is adequately insured.

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Purchase and Sale Agreement

On May 6, 2013, we, through an affiliate, entered into a purchase and sale agreement, with Northcross Property, LLC, a Delaware limited liability company, to acquire a shopping center containing 280,999 rentable square feet located on approximately 27.8 acres of land in Austin, Texas (“Northcross”). The contract purchase price for Northcross is approximately $61.5 million, excluding closing costs. The seller is not affiliated with us or any of our affiliates. On May 31, 2013, we made a total deposit of $1.0 million under the purchase and sale agreement. Pursuant to the purchase and sale agreement, we would be obligated to purchase Northcross only after satisfactory completion of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may currently forfeit up to $1.0 million of earnest money.

Currently, Northcross is approximately 94.8% leased to 34 tenants, including a Walmart Supercenter, which occupies approximately 35.2% of the total rentable square feet of the center. Walmart Supercenter is the leading supercenter grocery store by market share in Austin, Texas. The Walmart Supercenter lease expires in March 2029, and the total average rental rate over the remaining lease term is approximately $67,925 per month. Walmart has 17 options to extend the term of its lease by 5 years each.

The table below sets forth a schedule of expiring leases for Northcross by square footage and by annualized contractual base rent as of January 1, 2013.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2013	-	-	-	-	-
2014	3	$278,820	6.99%	21,009	8.03%
2015	4	$229,632	5.76%	9,895	3.78%
2016	6	$278,148	6.97%	11,355	4.34%
2017	3	$117,900	2.96%	4,716	1.80%
2018	5	$1,113,288	27.91%	76,995	29.42%
2019	3	$235,800	5.91%	9,491	3.63%
2020	-	-	-	-	-
2021	5	$357,744	8.97%	12,729	4.86%
2022	1	$52,800	1.32%	2,200	0.84%
Thereafter	2	$1,324,356	33.20%	113,350	43.31%

We currently have no plans for capital improvement at Northcross and we believe Northcross is suitable for its intended purpose and adequately insured.

Executive Officers

On June 3, 2013, Richard J. Smith resigned as our Chief Financial Officer, Treasurer and Secretary. Mr. Smith served as our Chief Financial Officer, Treasurer and Secretary since February 2010. Mr. Smith's decision to resign was not the result of any disagreement with us.

On May 31, 2013, our board of directors appointed Devin I. Murphy to serve as our Chief Financial Officer, Treasurer and Secretary, effective June 3, 2013.

Mr. Murphy previously served as Vice Chairman of Investment Banking at Morgan Stanley from November 2009 to June 2013. He began his real estate career in 1986 when he joined the real estate group at Morgan Stanley as an Associate. Prior to rejoining Morgan Stanley in June 2009, Mr. Murphy was a Managing Partner of Coventry Real Estate Advisors (“Coventry”), a real estate private equity firm founded in 1998 which sponsors a series of institutional investment funds that acquire and develop retail properties. Since its inception, Coventry has invested over $2.5 billion in retail assets.

Prior to joining Coventry in March 2008, Mr. Murphy served as Global Head of Real Estate Investment Banking for Deutsche Bank Securities, Inc. from February 2004 until November 2007. At Deutsche Bank, Mr. Murphy ran a team of over 100 professionals located in eight offices in the US, Europe, and Asia. Mr. Murphy’s Deutsche Bank team was recognized as an industry leader and under his management executed over 500 separate transactions on behalf of clients representing total transaction volume exceeding $400 billion.

Prior to joining Deutsche Bank, Mr. Murphy was with Morgan Stanley for 15 years. He held a number of senior positions at Morgan Stanley including Co-Head of U.S. Real Estate Investment Banking and head of the private capital markets group (“PCM”). PCM is the team at Morgan Stanley responsible for raising equity capital for Morgan Stanley’s real estate private equity funds as well as private equity capital on behalf of clients. During the time that Mr. Murphy ran PCM, the team raised in excess of $5 billion of equity capital. Mr. Murphy served on the Investment Committee of the Morgan Stanley Real Estate Funds from 1994 until his departure in 2004. During his tenure on the Investment Committee the Morgan Stanley Real Estate Funds invested over $6.5 billion of equity capital globally in transactions with a total transaction value in excess of $35 billion.

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Mr. Murphy has served as an Advisory Director for Hawkeye Partners, a real estate private equity firm headquartered in Austin, Texas, since March 2005 and for Trigate Capital, a real estate private equity firm headquartered in Dallas, Texas, since September 2007. Mr. Murphy is a member of the Urban Land Institute, the Pension Real Estate Association, and the National Association of Real Estate Investment Trusts. He received a BA with Honors from the College of William and Mary and an MBA from the University of Michigan.

Market Opportunity

The following disclosure replaces in its entirety the disclosure under the heading “The Opportunity” in the “Market Opportunity” section of this prospectus.

The Opportunity

We intend to invest primarily in well-occupied, grocery-anchored neighborhood and community shopping centers with a mix of national, regional, and local retailers that sell essential goods and services to customers living in the local trade area. These centers will be well-located in more densely populated neighborhoods in the United States, where there are few opportunities for competing shopping centers to enter the market. We will be selective and prudent in investing capital and focus on acquiring higher quality assets with strong anchors in established or growing markets.

We expect to acquire centers where significant opportunities exist to create value through leasing and intensive property management. We believe that careful selection and institutional quality management of the shopping centers will allow us to maintain and enhance each property’s financial performance. As of May 31, 2013, we owned 41 grocery-anchored shopping centers, 20 of which we owned through the Joint Venture.

We have a seasoned real estate team with an average of 20 years of experience in acquiring and managing retail properties through all market cycles. We believe that our team’s real estate experience and established network of owners and brokers, combined with what we believe will be an increase in the supply of available shopping center properties meeting our investment criteria, will allow us to acquire assets at a discount to replacement cost.

Established Sourcing Network

Our Phillips Edison sponsor is nationally recognized as one of the largest private owners of grocery-anchored shopping centers in the country. Over the last 20 years, they have acquired over 230 shopping centers through their national, regional and local network of relationships with real estate brokers and existing owners of shopping centers, including individuals, REITs, insurance companies, and other institutional direct owners of real estate. We believe this direct access to a continuous source of investment opportunities, not available to smaller, regional operators, allows us to see nearly all of the marketed opportunities available for sale, as well as a substantial number of off-market deals.

Our Phillips Edison sponsor’s reputation has been established through its acquisition history, consistent presence in the market and relationships with owners and brokers. Our Phillips Edison sponsor’s person-to-person marketing program provides continuous communication and market presence with owners and brokers. The program includes face-to-face meetings at owners’ and brokers’ offices, frequent telephone contact, networking at national and regional industry conferences, periodic e-blasts to over 30,000 shopping center professionals and e-postcards sent to our proprietary database of over 4,000 contacts.

Volume of Opportunities

We believe our investment strategy is well suited for the current real estate environment. We believe there is a window of opportunity that has been created as a result of events in the economy and the capital markets. This market dislocation is creating buying opportunities not seen since the early 1990s. As the economy and capital markets normalize, we expect a steady volume of acquisition opportunities meeting our investment criteria to appear. We believe several factors contribute to the anticipated volume of properties for acquisition, including:

•	We believe many owners of retail real estate are in distress as a result of debt maturities, are unable to cover their debt service obligations or are incapable of refinancing due to lender demands to resize their loans and are facing increasing pressure to sell.

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•	We believe commercial banks, lenders and loan servicers of commercial mortgage-backed securities are culling their portfolios of assets. We expect banks will need to realize the losses from the distressed commercial real estate mortgages on their balance sheets.

•	In 2011, the ownership of the more than 100,000 shopping centers in the United States was quite fragmented: only 6,880, or 6.3% were owned by the top 20 property owners (as illustrated in the chart below). This fragmentation of the retail shopping center industry has contributed to the long history of a healthy trading volume of shopping centers.

Source: ICSC Research (July 2011), Retail Traffic (May 2011)

According to the International Council of Shopping Centers (“ICSC”) Research, the retail shopping center industry is comprised of over 111,000 retail shopping centers making retail one of the largest industries in the United States. The retail shopping center industry generates 12.2 million jobs and accounts for approximately 9.3% of the entire U.S. workforce, which makes it an important segment of the economy and an important venue for retail commerce.

Plan of Distribution

The following disclosure replaces in its entirety the fourth paragraph under the heading “Compensation of Our Dealer Manager and Participating Broker-Dealers” in the “Plan of Distribution” section of this prospectus.

If an investor purchases shares through one of these channels in our primary offering, we sell the shares at a 7.0% discount, or at $9.30 per share, reflecting that selling commissions are not paid in connection with such purchases. We receive substantially the same net proceeds for sales of shares through these channels. Neither our dealer manager nor its affiliates compensate any person engaged as an investment advisor by a potential investor as an inducement for such investment advisor to advise favorably for an investment in us. If an investor purchases shares in our primary offering net of commissions through any of the channels described above in our primary offering and a separate broker-dealer acts as the broker-dealer of record for such purchases, the dealer manager may pay to such broker-dealer an annual servicing fee for the administration and servicing of accounts in which shares of our common stock are held. This annual servicing would be paid by the dealer manager out of its dealer manager fee.

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